WilmerHale Venture Group

John H. Chory

+1 781 966 2001 (t)
+1 781 966 2100 (f)
john.chory@wilmerhale.com
June 25, 2009

By Edgar Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Christine Davis

Re:	LogMeIn, Inc. Amendment No. 8 to Registration Statement on Form S-1 Filed June 16, 2009 File No. 333-148620
Ladies and Gentlemen:
On behalf of LogMeIn, Inc. (the “Company”), submitted herewith is the proposed disclosure regarding the significant factors contributing to the difference between the fair value of the underlying common stock used for the Company’s May 2009 option grants and the estimated price range of the proposed offering to be included in the Registration Statement referenced above (the “Registration Statement”). The attached disclosure would be added to the bottom of page 46. The attached is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.
If you have any questions or comments regarding the attached, please telephone either the undersigned at the telephone number indicated above, or Susan Mazur of this firm at (781) 966-2005.
Very truly yours,
/s/ John H. Chory
John H. Chory
JHC:kl
Attachment

cc:	Michael Donahue, Esq. Susan Mazur, Esq.
Wilmer Cutler Pickering Hale and Dorr llp, 1100 Winter Street, Waltham, Massachusetts 02451
Beijing   Berlin   Boston   Brussels  Frankfurt  London   Los Angeles   New York   Oxford   Palo Alto   Waltham   Washington

Attachment A
On June 8, 2009, we and our underwriters determined the estimated price range set forth on the cover page of this prospectus. The midpoint of the price range, $15.00, is an increase of $2.90, or approximately 24%, as compared to our board of directors’ determination of fair value per common share on May 7, 2009 of $12.10; the $14.00 low end of the price range is an increase of $1.90, or approximately 16%. The increase was primarily the result of the following factors:
•	An increase in our representative comparable company stock price and a general increase in the stock market occurred; our representative comparable company’s stock price rose approximately 17% during this period and the NASDAQ composite index increased approximately 8%.

•	One of the third parties who had previously submitted a non-binding offer to acquire a minority interest in the company directly from one of our shareholders had continued such discussions. On May 28, 2009, that third party submitted a letter of intent to acquire shares of our common stock at a price equal to $14.78 per share.

•	The option-pricing method, which has been consistently used by Shields in preparing the valuation reports used by our board of directors in determining the fair value per share of our common stock in connection with stock option grants, involves a blended weighting of our last twelve months financial results and projected financial results. In contrast, the valuation methodologies used in determining the estimated price range for this offering are based on our projected financial results.

•	Our early June 2009 discussions with the representatives of the underwriters for this offering took into account our and the underwriters’ perceptions of significantly increased optimism regarding the market for initial public offerings, as well as our and our underwriters’ increased expectations that we would complete our initial public offering in the second or third quarter of 2009.

•	The May 7, 2009 valuation reflected a liquidity discount based on our then-estimated time to liquidity of March 2010. Because at the time the estimated price range was determined we and our underwriters expected to complete this offering in the second or third quarter of 2009, at which time there will be a public market available for our shares of common stock, the price range for this offering does not reflect a liquidity discount.